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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51767

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OIEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 W. TORRANCE BOULEVARD
(No. and Street)

REDONDO BEACH (City) CA (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES D. OIEN (310) 798-2825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACKERMAN, MATTHEW, FIBER & WAINBERG
(Name – *if individual, state last, first, middle name*)

1180 S. BEVERLY DRIVE #500 (Address) LOS ANGELES (City) CA (State) 90035 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
MAR 10 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/25/09

OATH OR AFFIRMATION

I, Charles D. Oien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oien Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(see attachment)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 3 day of Feb., 20____, by
Date Month Year

(1) Charles D. Oien,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (✓)

~~(and~~

(2) __________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

SANDRA ROSALIA HERRERA
Commission # 1816127
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2012

Signature Sandra R. Herrera
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/3/09 Number of Pages: 1

Signer(s) Other Than Named Above: __________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Oien Securities, Inc.

Financial Statements

December 31, 2008

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oien Securities, Inc.
127 Torrance Blvd., Suite 100
Redondo Beach, California 90277

We have audited the accompanying statement of financial condition of Oien Securities, Inc. as of December 31, 2008 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Oien Securities, Inc. as of December 31, 2008 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber & Wainberg

February 25, 2009

OIEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash and Equivalents	$ 347,252	
Due From Clearing Broker	71,824	
Deposit with Clearing Broker		
Cash and Cash Equivalents	163,555	
Investment Securities at Amortized Cost	1,009,912	
Accrued Interest Receivable on Investment Securities	17,834	
Prepaid Expenses	1,427	
Total Current Assets		$1,611,804
FIXED ASSETS		
Automobile	66,777	
Office Furniture and Equipment	30,584	
Less: Accumulated Depreciation	(32,178)	
Total Fixed Assets		65,183
OTHER ASSETS		
Security Deposit		1,210
Total Assets		$1,678,197

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses		$ 20,185
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 10,000 shares, Issued and Outstanding 1,000 shares	$ 10,000	
Paid in Capital	540,793	
Retained Earnings	1,107,219	
Total Stockholder's Equity		1,658,012
Total Liabilities and Stockholder's Equity		$1,678,197

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED December 31, 2008

REVENUES		
Brokerage Revenues		$1,738,380
Dividend and Interest Income		54,711
Principal Trades		24,587
TOTAL REVENUES		$1,817,678
EXPENSES		
Salaries	$426,000	
Broker Clearance Costs	371,383	
Quotation Expenses	222,882	
Floor Brokerage	75,668	
Rent and Utilities	50,060	
Professional and Advisory Fees	18,754	
Payroll Taxes	18,365	
Insurance	14,227	
Travel and Auto	13,233	
Entertainment	13,283	
Telephone	12,330	
Office Expense	7,597	
Depreciation	6,590	
Charitable Contributions	4,000	
Regulatory Fees	2,105	
Taxes & Licenses	1,076	
Total Expenses		1,257,553
Net Operating Income		560,125
Gain on Sale of Investment Securities		68,810
Income Before Provision for Income Taxes		628,935
Provision for Franchise Tax		9,533
Net Income		$ 619,402

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED December 31, 2008

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$10,000	$400,000	$1,017,817	$ 1,427,817
Net Income for the Year Ended December 31, 2008			619,402	619,402
Additional Paid in Capital		140,793		140,793
Dividends Paid			(530,000)	(530,000)
Balance - End of Year	$10,000	$540,793	$ 1,107,219	$ 1,658,012

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

OIEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 2008

INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 619,402
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:	
Items Not Requiring Cash	
Depreciation	6,590
NET CHANGES IN ASSETS AND LIABILITIES	
Decrease in Due From Clearing Brokers	81,662
Increase in Deposits with Clearing Brokers	(493,310)
Decrease in Estimated Franchise Tax	4,611
Increase in Prepaid Expenses	(8)
Increase in Accrued Interest Receivable	(9,007)
Increase in Accounts Payable and Accrued Expenses	(5,373)
NET CASH PROVIDED BY OPERATING ACTIVITIES	204,567
Fixed Assets Additions	(66,777)
FINANCING ACTIVITIES - Dividends Paid to Shareholder	(530,000)
Additional Paid in Capital	140,793
Net Decrease in Cash and Cash Equivalent	(251,417)
Balance, January 1, 2008	598,669
Balance, December 31, 2008	$ 347,252

Supplemental Information:

Franchise Taxes Paid	$6,000
Interest Expense	$ 754

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY

The Company is a FINRA licensed broker-dealer. Its customers are all financial institutions and all trades are done on a riskless principal or agency basis. All securities transactions and related brokerage and clearing costs are recorded on a trade date basis.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Equipment and furniture is stated at cost. The Company provides for depreciation over the useful life of three to five years, using both accelerated and straight line method of depreciation.

INCOME TAXES

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and the corresponding provisions of the California Revenue and Taxation code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. For California purposes, the Company pays a franchise tax at the rate of 1.5% of its taxable income. The shareholder is liable for individual federal and California income taxes on his share of the Company's taxable income respectively.

2. **CONCENTRATIONS OF CREDIT RISKS**

Financial instruments which potentially subject the company to concentrations of credit risk are primarily cash amounts due from clearing brokers and deposits held by the clearing broker. The company uses one broker for maintaining its clearance account which also holds the deposit. The value of cash and securities held by the broker exceed the mandated coverage provided by SIPC funded by broker/dealers.

3. **DEPOSIT WITH CLEARING BROKER**

The company is required to maintain a deposit with it's clearing broker. The deposit held by the clearing broker consists of the following at December 31, 2008:

Cash and Cash Equivalents	$ 163,555
Corporate and State of California municipal bonds with maturities ranging from November 10, 2018 to February 15, 2098. The Company intends to hold these securities to maturity and the amounts are shown at amortized cost.	1,009,912
Total	$1,173,467

At December 31, 2008 the aggregate fair value of the Corporate and State securities was $1,048,915.

4. **Realized gain on Sale of Securities**

U.S. Treasury bonds purchased with the intent of being held to maturity were sold in 2008. The bonds had been used as part of the deposit held with the clearing broker. The securities were replaced with municipal and corporate bonds.

Sales Price	$533,909
Amortized Cost	465,099
Capital Gain	$ 68,810

5. **LEASE COMMITMENTS:**

The Company is obligated under a lease commitment for the premises it occupies to October 31, 2010. The annual minimum cost of living increases are no less than 3%.

Minimum annual lease payments are as follows:

2009	$37,164
2010	31,741
TOTAL	$ 68,905

6. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $1,460,768 which was $1,360,768 in excess of its required net capital of $100,000. Its ratio for aggregate indebtedness to net capital was .01 to 1.

OIEN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2008

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$1,658,012	$1,706,938	$ (48,926)
Non-Allowable Assets and Deductions	85,654	84,814	840
Haircuts	111,590	106,108	5,482
Net Capital	1,460,768	1,516,016	(55,248)
Required Net Capital	100,000	100,000	0
Excess Net Capital	$1,360,768	$1,416,016	$ (55,248)
Aggregate Indebtedness	$ 20,185	$ 5,516	$ 14,669
Percent of Aggregate Indebtedness to Net Capital	1.38%	0.36%	

Principal differences in the net capital computations are due to accruals and adjustments made during the examination.

OIEN SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3(k)(2)(ii) OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF December 31, 2008

<u>Supplementary Schedule 2</u>

A computation of reserve requirements is not applicable to Oien Securities, Inc. For the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

OIEN SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2008

Supplementary Schedule 3

The Company operates on a fully disclosed basis and promptly forwards all securities received to the clearing broker, Goldman Sachs thereby exempting Oien Securities, Inc. from Rule 15c3-3(k)(2)(ii) as it relates to possession and control requirements.

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2009

To the Board of Directors
Oien Securities Inc.
127 Torrance Blvd., Suite 101
Redondo Beach, CA 90277

In planning and performing our audit of the financial statements of Oien Securities Inc. for the year ended December 31, 2008 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Oien Securities Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman, Matthew, Fiber & Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG